

February 6, 2012

Via E-mail
Terry Heimes
Chief Financial Officer
Nelnet, Inc.
121 South 13th Street, Suite 201
Lincoln, NE 68508

     Re: **Nelnet, Inc.**
            Form 10-K for the Fiscal Year ended December 31, 2010
            Filed March 3, 2011
            Form 10-Q for the Quarter ended September 30, 2011
            Filed November 8, 2011
            Response dated December 21, 2011
            File No. 001-31924

Dear Mr. Heimes:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment we may have additional comments.

December 31, 2010 Form 10-K

Item 3. Legal Proceedings, page 25

1. We have read your response to prior comment one. Please provide to us in a written response the clarifying information discussed via teleconference on February 2, 2012. In addition, please acknowledge your continuing responsibility to assess at each reporting date the status of all loss contingencies for purposes of accrual and disclosure of the reasonably possible range of loss in accordance with ASC 450. In this regard, please note that ongoing settlement negotiations may be an indicator that the criteria in ASC

450-20-25-2 may have been met for purposes of accruing an estimated loss from a loss contingency. Such negotiations may also be an indicator that the reasonably possible range of loss may be estimable for purposes of disclosure pursuant to ASC 450-20-50-3 to 5 and that the upper end of the estimated range of loss may differ from the amount of damages specified or sought.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3474 with any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant